CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Annual Report on Form 40-F of Alpine Summit Energy Partners, Inc. being filed with the United States Securities and Exchange Commission of our report dated August 13, 2021, relating to the consolidated statement of financial position of HB2 Origination, LLC as at December 31, 2020 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows, and notes to the consolidated financial statements, including a summary of significant accounting policies, appearing in Exhibit 99.2, which is part of this Annual Report.

/s/RSM Alberta LLP

Chartered Professional Accountants

Calgary, Canada

April 26, 2022